

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

VIA E-mail
Scott E. Way
General Counsel
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

> **Re:** **LDR Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2013**
> **File No. 333-190829**

Dear Mr. Way:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 3. Please disclose the known status of any competing two-level cervical disc replacement devices that are being developed by your competitors. Make corresponding revisions under "Competition" on page 120.

Convertible Note Financing, page 156

2.   Please disclose the holder of convertible notes who is electing to receive $2.7 million in cash rather than common stock and disclose the nature of their related party interest.

3.   Please revise the prospectus to disclose the substance of your response to prior comment 5.

4.   The last full sentence of the first paragraph on page 160 refers to the payment amounts due "in the event" that you request conversion upon consummation of the offering. This language suggests that there may be some circumstances under which you would not request conversion. If this is true, please describe these circumstances for us. Otherwise, please revise this sentence to clarify that you *will* request conversion after the offering is complete.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

5.   We note your response to prior comment 11 and note the dual dating of the report. Based on the footnote referred to, it appears the reverse stock split has not yet occurred. Please explain to us why the audit opinion is dated September 11, 2013 when the reverse stock split has not yet occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: via E-mail Carmel M. Gordian
                Ted A. Gilman